EXHIBIT 19
INSIDER TRADING POLICY
(dated May 26, 2021)
Executive Summary

The following description is a summary of select material provisions of Stem’s Insider Trading Policy. Because this summary does not restate the Policy in its entirety or purport to cover all the information that may be important to you, you should read the Policy in its entirety.

•Prohibition on Insider Trading. Buying, selling or making other transfers of Stem securities when in possession of material nonpublic information is illegal and a violation of this Policy. It is also illegal and a violation of this Policy for persons with material nonpublic information to pass on such information to others who then trade or to engage in speculative transactions in Stem securities. See Section II.A.1 of the Policy.

•What is “Material.” Information is “material” if a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. Information that would reasonably be expected to affect Stem’s common stock price should be considered material. See Section II.B.1 of the Policy.

•Trading Windows. You may trade in Stem securities only during trading window periods. A trading window generally begins 48 hours after the public release of Stem’s earnings results and ends two weeks prior to the end of each quarter (two weeks prior to the end of each December, March, June and September). See Section II.D.2 of the Policy.

•Preclearance of all Transactions For Restricted Employees. All directors, executive officers and other select Restricted Employees must obtain pre-approval of any purchase, sale or other trade in Stem securities. Approvals will be effective for only 48 hours. See Section II.D.4 of the Policy.

•Individual Responsibility. Each individual is responsible for ensuring that he or she does not violate this Policy, the U.S. or any other applicable securities laws regarding trading or communicating information regarding securities. The restrictions and prohibitions in this Policy also apply to your family members who reside with you and, in some cases, those who do not.

I.    INTRODUCTION
Stem, Inc. (the “Company”) is listed on the New York Stock Exchange (the “NYSE”), and is subject to its rules, as well as the rules and regulations of the Securities and Exchange

Commission (“SEC”). U.S. Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material, nonpublic information that has not been disclosed by the “Company. These laws also prohibit persons with such material nonpublic information from disclosing this information to others for purposes of trading.
The Company has adopted the following policy (this “Policy”) regarding trading in the securities of the Company and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.
The principles discussed in this Policy also apply to non-public information that you obtain in the course of your employment or other involvement with the Company about another public company (such as a client, customer or a company with which Stem is involved in a transaction). If you obtain material nonpublic information about another public company, then you must not trade in the securities of that company until the information has been publicly disseminated.
No Exceptions. The prohibition against trading while in possession of material nonpublic information is absolute and unconditional. There is no exception for small transactions or transactions that may seem necessary or justifiable, such as the need to raise money for an emergency expenditure.
Additional Restrictions on Directors and Executive Officers. If you are designated as a Section 16 officer under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), you are subject to the restrictions and reporting requirements described in a separate Section 16 Compliance and Reporting Memorandum, which has been delivered to you concurrently with this Policy. Individuals who are so designated will be notified by the Chief Legal Officer and Secretary (the “CLO”).
This Policy applies to transactions, whether direct or indirect, in Stem’s securities, including its common stock, options to purchase common stock, restricted stock or restricted stock units, or any other type of securities that Stem may issue, including but not limited to preferred stock and convertible debentures, as well as derivative securities relating to Stem but that are not issued by Stem, such as exchange-traded put or call options or swaps relating to Stem securities (collectively referred to as “Stem securities”).
When this Policy refers to another entity’s “securities,” it refers to its common stock, options to purchase common stock, or any other type of securities that that the entity may issue, as well as derivative securities relating to that company but that are not issued by that entity.
The Company will review, evaluate and revise this Policy from time to time in light of regulatory changes, developments in the Company’s business and other factors.Individual Responsibility. You are responsible for ensuring that you do not violate U.S. federal or state securities laws or this Policy. The Company has designed this Policy to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.
If you violate the insider trading laws, you may go to prison for up to 20 years. You may also have to pay civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. In addition, the Company may face civil penalties up to the greater of $1 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million.
Both the SEC and the NYSE are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully.

II.    TRADING POLICIES AND PROCEDURES
A.    No Trading on Material Nonpublic Information; No “Tipping” Others
1.    General Prohibition. You cannot, directly or indirectly, engage in transactions in Stem securities when you have Material Nonpublic Information about Stem For guidance on what is “material” or “nonpublic,” see Section II.B.1 below.
This prohibition against illegal “insider trading” also applies to transactions in the securities of other entities when you learn the material nonpublic information about such entities as a result of your employment or other assocation with Stem. Examples include learning material nonpublic information from the Company’s customers and suppliers, or another entity with which the Company is negotiating a major transaction, such as a joint venturer, strategic partner or acquisition target.
2.    No tipping. You must also not convey material nonpublic information about the Company or another company to anyone else, including family members. You also must not recommend that anyone purchase or sell any company’s securities while you are aware of material nonpublic information about that company. These practices, known as “tipping,” also violate the U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed material nonpublic information. This Policy against “tipping” applies to information about the Company and its securities, as well as to information about other entities. This Policy does not restrict legitimate business communications on a “need to know” basis.
3.    It is against Company policy for you to engage in short-term or speculative transactions in Stem securities. As such, you may not engage in: (a) short-term trading (generally defined as selling Stem securities within six months following a purchase); (b) short sales (selling Stem securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Stem securities; and (d) hedging transactions.
securities held in a margin account or pledged as collateral may be sold without your consent, if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, you should exercise caution when including Company securities in a margin account or pledging Company securities as collateral for a loan.
As stated above, these restrictions also apply to anyone who lives in your household (other than household employees). The SEC and federal prosecutors may presume that trading by family members is based on information you supplied and may treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

For purposes of this Policy, references to “trading” and “transactions” include, among other things:
•purchases and sales of Stem securities in public markets;
•sales of Stem securities obtained through the exercise of employee stock options granted by the Company;
•making gifts of Stem securities; and
•using Stem securities to secure a loan.
Directors, officers, employees, consultants and contractors should consult the CLO if they have any questions.
B.    What is “material nonpublic information”? When is Information “Public”?
1.    Material Information
Material information generally means information that a reasonable investor would consider important in making an investment decision to buy, hold, or sell securities. Either positive or negative information may be material. Any information that could reasonably be expected to affect the Company’s stock price should be considered material.
Depending on the circumstances, common examples of information that may be material include:
•financial results;
•projections of future earnings or losses, or other earnings guidance;
•changes to previously-announced earnings guidance;
•a pending or proposed merger, acquisition, tender offer or joint venture;
•changes in directors, senior management or auditors;
•significant new technologies, products or services;
•extraordinary borrowing or liquidity problems;
•significant developments regarding customers, joint venture or strategic partners, vendors or suppliers (such as losing or gaining a major contract);
•changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities;

•material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating; and
•impending financial problems;
•institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings; and
•the imposition of a trading “blackout” by Stem on transactions in Stem securities or the securities of another company.
Federal and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact the CLO.
2.    Nonpublic Information
Nonpublic information is information that is not generally known by or available to the public. We consider information to be available to the public only when:
•it has been released to the public by the Company through appropriate channels, such as by means of a press release distributed through a widely circulated news or wire service, such as Dow Jones or Bloomberg; and
•two full trading days have lapsed following the time of public disclosure.
C.    Unauthorized Disclosure; Prohibition on Public Speaking
All directors, officers, employees and consultants must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until it is publicly disclosed by the Company. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.
In addition, you are prohibited from participating as an “expert,” consultant, advisor, and/or in any capacity for an “expert network” and/or any other outside firm which compensates individuals for speaking with investors and other investment professionals. This prohibition is designed to protect the Company, its shareholders, and you. Indeed, United States criminal authorities and the SEC have prosecuted numerous public company employees who received monetary compensation by expert networks to speak with investors and disclosed confidential company information which investors then used for trading purposes.
Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company’s Guidelines For Public Disclosures and Communications With The Investment Community. If you receive inquiries of this nature, refer them to the CLO.
D.    When and How to Trade Stem Securities
1.    Overview

Directors, executive officers of the Company and certain other employees and consultants who are so designated by the CLO from time to time (the Company’s executive officers and such designated employees and consultants, “Restricted Employees”) are for purposes of this Policy required to comply with the restrictions covered below.

Even if you are not a director or a Restricted Employee, however, some of the following procedures listed below may still be applicable to you. Specifically, you should note that the Trading Window policy (described below) applies to all employees of the Company.

2.     Trading Windows
Directors and employees may trade in Stem securities only from the date that is two full trading days after an earnings release to the close of business on the date that is two weeks prior to the end of each quarter (such period, the “Trading Window”).
However, even if a Trading Window is open, you may not trade in Stem securities if you are aware of material nonpublic information about the Company. In addition, if you are subject to the Company’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them when the Trading Window is open.
Even if a Trading Window is closed, you may exercise Company stock options if no shares are to be sold on the open market or if you go through “cashless broker-assisted exercises” – you may not, however, effect sales of stock issued to you upon the exercise of stock options (including same-day sales). The vesting of restricted stock units according to their terms is also permitted, but you may not, during a blackout period, effect sales of stock issued to you upon such vesting. Generally, all pending purchase and sale orders regarding Company securities that could be executed while the Trading Window is open must be cancelled before it closes.
In light of these restrictions, if you expect a need to sell Stem securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1 trading plan, as discussed below.
3. “Blackout” Periods

    No employees (including his or her family members) may purchase, sell or enter into any other transaction with respect to Stem securities during any quarterly or special “blackout” period, as more specifically described below (each, a “blackout period”).

    Quarterly Blackout Periods

A quarterly blackout period will begin two weeks prior to the end of each quarter (two weeks prior to the end of each December, March, June and September), and end 48 hours after the public release of Stem’s quarterly or annual earnings results. For example, if Stem publicly releases earnings results on Friday, then trading in Stem securities may commence at the open of market on the following Tuesday (being the next trading day). The exact date of the public release of Stem’s earnings results is announced before the end of each quarter via press release.
Special Blackout periods
From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not trade Stem securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Stem securities even sooner than the quarterly blackout period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a blackout period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period. These blackout periods, which will vary in length, will be determined by the CLO, and will be communicated to the appropriate personnel via e-mail. Termination of a blackout period will also be communicated to the appropriate personnel via e-mail
It is not the Company’s policy to impose special blackout periods every time that material nonpublic information exists, or every time that a Company employee may be in the possession of material nonpublic information. Thus, the absence of a special blackout period should not be interpreted as permission to trade. In addition, if you are subject to the Company’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them when there is no trading blackout in place.
In light of these restrictions, if you are not a Director or Restricted Employee and you expect a need to sell Company stock at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1(c) trading plan, as discussed below.
See the third paragrah of the section entitled “Trading Windows,” for a summary of stock transactions you may effect even during a blackout.
4.    Pre-clearance
All Restricted Employees may transact in Company securities only pursuant to an approved 10b5-1 trading plan (described below). In addition, Restricted Employees may request approval from the CLO in advance of effecting any purchase, sale or other trading of Company securities. For the avoidance of doubt, there should be no presumption that the CLO will grant any or all pre-clearance requests and there shall be no obligation to inform Restricted Employees of the reasons for any request approval or denial. This pre-clearance policy applies to directors and Restricted Employees even if they are initiating a transaction while a blackout period is not in effect. The pre-clearance policy also applies to anyone who lives in the household (other than household employees) of a director or Restricted Employee.
If the CLO pre-clears a transaction under this pre-clearance policy, the transaction must be executed by the end of the second full trading day after the approval is obtained, but regardless may not be executed if you acquire material nonpublic information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again by the CLO before it may be executed.
If a proposed transaction is not approved under the pre-clearance policy, you may not transact in Stem securities, and you should not inform anyone within or outside of the Company of the restriction.

E.    Rule 10b5-1 Trading Plans
SEC Rule 10b5-1 provides a defense from insider trading liability if trades occur pursuant to a prearranged trading plan that meets specified conditions. It is possible to pre-arrange trades in Stem securities by entering into a written trading plan. A plan must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information. Alternatively, a trading plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan.
Because the SEC rules on trading plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish a trading plan.
All Rule 10b5-1 trading plans must be submitted to the CLO for review and approval at least five (5) business days prior to the entry in the Rule 10b5-1 trading plan, and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans,” which may be obtained from the CLO. No further pre-approval of transactions conducted pursuant to a Rule 10b5-1 trading plan will be required.
F.    Noncompliance
Anyone who fails to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment.

Adopted on May 26, 2021